+ More Friendly, Secure, Creative

Shinhan Financial Group
Value-up Plan

July 2024

Shinhan Financial Group

Shinhan Financial Group

Disclaimer

- The business performance and financial information disclosed herein are consolidated figures prepared in accordance with the Korean International Financial Reporting Standards(K-IFRS), unless otherwise specified.
- This document has been prepared solely for the purpose of providing information about us, Shinhan Financial Group(SFG). While the information and data contained herein have been prepared based on reliable data and information available to us, SFG have not independently verified it. Therefore, SFG do not guarantee the fairness, accuracy, or completeness of the information or opinions contained herein, and the information or opinions contained herein may be subject to modification or change without prior notice.
- This document does not constitute an offer, solicitation or recommendation to purchase or subscribe for any stocks or other financial instruments, and no part of this document should be construed as a basis for any contract, agreement, or investment decision. Neither SFG, its affiliates(including subsidiaries), nor their directors, officers and employees shall have any liability, whatsoever for any loss arising from investments based on this document or any reliance on it. Under no circumstances can this document be used as evidence of legal liability for the results of customer's investments.
- This document contains forward-looking information including forecasts regarding future financial performance and business outlook, prepared considering SFG management's assessment of SFG current business situation and prospects based on information to SFG as of the date of preparation of this document. This forward-looking information is not finalized and are subject to change. Such forward-looking information is based on assumptions about the future that are beyond SFG control, and there are risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking information, and SFG is not obligated to update this document to reflect new developments or changes that occur after the date of this document.
- This document may be used and distributed only for non-commercial purposes without modification, and with clear and proper attribution. Any unauthorized quoting, reproduction, display, distribution, transmission, editing, translation, or publishing of this document without SFG's prior approval may result in legal consequences.

Key Value-up Indicators and Targets

Stronger Fundamentals(ROE) and Tangible Shareholder Return Policy

FY2027 Target

10 % ROE

ROTCE 11.5%, CET1 Ratio 13%+

- Achieve ROE equal to or above COE
- Maintain CET1 ratio above regulatory minimum + management buffer
- Improve ROE through ROC Action Plan[1]

50 % Shareholder Return Ratio

Shareholder Return Policy Focused on Share Cancellation

- Incremental growth in DPS per annum
- Annual increase of total dividend payout amount
- Equal quarterly dividend payout
- Increase shareholder return ratio prioritizing share cancellation

50 Million Share Cancellation

TBPS KRW 130K
(Avg. +10% per annum)

- Implement additional KRW 3 trillion+ in share buyback and cancellation by 2027
- Decrease total number of shares to below 500 million until the end of 2024, and to 450 million until the end of 2027

Improve ROE · ROTCE based on Stable CET1 Ratio

Tangible Shareholder Return Policy

Improve Per Share Value through Decrease in Total Number of Shares

Strong BOD Involvement
via active BOD discussion and resolution on all stages of execution including
『 Planning → Monitoring → Assessment → Update 』

※ The above may be adjusted based on economic conditions, regulatory changes, and business operating conditions.
If adjustments are necessary, sufficient communication will be provided.

NOTE 1 Reflect ROC(Return on Group Capital) as a key index in KPI and remuneration to ensure ROE improvement. Refer to page 21 "ROTCE-ROC Value Chain Operation" for details.

NOTE 2 ROE: Return on Equity, ROTCE: Return on Tangible Common Equity , COE: Cost of Equity, TBPS: Tangible Book value Per Share, CET1 Ratio : Common Equity Tier1 Ratio

NOTE 3 This document uses the term *'Shareholder Return'* to refer to the sum of total cash dividends and net share buybacks and cancellations

Shinhan Financial Group

Contents

01 SFG Introduction

SFG at a Glance

Company	Shinhan Financial Group
CEO	JIN Okdong
Headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul
Industry	Financial Services
Founded	September 1, 2001
KRX[1] Listed	September 10, 2001
Number of Issued Shares[2]	509,393,214
Largest Shareholder (% of Stake)[2]	NPS[3] (8.04%)
Companies in the Group[2]	15 Direct Subsidiaries

NOTE 1 KRX: Korea Exchange
NOTE 2 As of Mar 2024
NOTE 3 NPS: National Pension Service

CEO Message

‘Customer-centered excellence at Shinhan, Innovation and Challenges’

In 1982, Shinhan’s history began with an aspiration towards new finance in South Korea. The founding and growth of Shinhan encapsulate a strong determination towards pioneering new financial horizons. With 15 subsidiaries and over 30,000 employees united as one, we will vigorously strive towards the dream of becoming a prideful ‘Excellence, Shinhan’ and ‘Shinhan of hundred years’, earning the pride of shareholders and customers.

Mission, Core Values and Vision

Mission is the fundamental reason and purpose of Shinhan Financial Group’s existence, and core values are the criteria for judgement which guide all Shinhan members to think and act as ‘One Shinhan’. Vision represents the future direction pursued by Shinhan Financial Group, embodying the mission in specific strategies and culture.

Mission

Compassionate Finance — Your Companion for the Future

Core Values

Right — We value doing **what is RIGHT** for our customers and for the future generations.

Nimble — We value being **NIMBLE**-executing with flexibility and efficiency, never stop learning and **keep moving forward**.

Different — We respect individual **DIFFERENCES** and value having **DIFFERENTIATED** outcomes.

Vision

We believe finance should be
+ More Friendly, More Secure, More Creative

(As of Mar 2024)

Board Sub-committee Structure

Shinhan Financial Group

Annual General Meeting of Shareholders

Board of Directors

Board Sub-committees

- **CEO Recommendation Committee**
- **Risk Management Committee**
- **Remuneration Committee**
- **Audit Committee**
- **Subsidiary's CEO Recommendation Committee**
- **ESG Strategy Committee**
- **Independent Director & Audit Committee Member Recommendation Committee**

Board Composition

No.	Name	Independence[1]	Key Expertise	Gender
1	JIN Okdong	ED (CEO)	Finance, Int'l Business	M
2	YOON Jaewon	IND (Chair)	Accounting, Business Mgt.	F
3	KWAK Su Keun	IND	Accounting, Business Mgt.	M
4	KIM Jo Seol	IND	Economics, Int'l Business, ESG	F
5	BAE Hoon	IND	Legal, Accounting, Int'l Business	M
6	SONG Seongjoo	IND	Finance, Economics (Risk Mgt.)	F
7	LEE Yong Guk	IND	Legal, Finance, Int'l Business	M
8	JIN Hyun-duk	IND	Business Mgt., Int'l Business	M
9	CHOI Young-Gwon	IND	Finance, ESG, Capital Market	M
10	CHOI Jae Boong	IND	Digital (IT)	M
11	JUNG Sang Hyuk	NED	Finance, Business Mgt.	M

NOTE [1] IND: Independent Director, ED: Executive Director, NED: Non-executive Director

(As of Mar 2024)

(Unit: Kbn)		Ownership	Total Assets[1]	Shareholder's Equity	Net Income[2]	ROA	ROE
Bank			**633,681.8**	**34,067.1**	**3,072.8**		
Shinhan Bank		**100.0%**	626,439.4	33,531.2	3,067.7	0.61%	9.39%
Jeju Bank		**75.3%**	7,242.4	535.9	5.1	0.07%	0.96%
Non-bank			**382,437.4**	**25,524.9**	**1,654.3**		
Consumer Finance	Shinhan Card	**100.0%**	43,420.2	8,055.0	620.6	1.45%	7.94%
	Shinhan Savings Bank	**100.0%**	3,046.1	349.5	29.9	1.04%	9.57%
Insurance	Shinhan Life Insurance	**100.0%**	58,641.3	8,423.1	472.4	0.82%	5.62%
	Shinhan EZ General Insurance	**85.1%**	261.2	129.3	-7.8	-3.22%	-5.82%
Capital Markets	Shinhan Securities	**100.0%**	79,117.3	5,366.3	100.9	0.21%	1.94%
	Shinhan Capital	**100.0%**	13,018.9	2,227.6	304.0	2.35%	14.38%
	Shinhan Asset Management	**100.0%**	108,537.0	275.2	51.3	14.22%	20.14%
	Shinhan REITs Management	**100.0%**	4,256.8	62.5	9.5	15.36%	16.93%
	Shinhan Asset Trust	**100.0%**	70,837.2	377.9	53.4	11.94%	14.93%
	Shinhan AI[3]	**100.0%**	35.7	34.7	-4.6	-11.68%	-12.47%
	Shinhan Venture Investment	**100.0%**	1,017.7	81.3	4.4	2.87%	5.58%
Others	Shinhan DS	**100.0%**	137.1	51.7	8.0	6.70%	15.77%
	Shinhan Fund Partners	**99.8%**	110.8	90.7	12.2	11.76%	14.30%

NOTE 1 Trust A/C of Shinhan Bank, Jeju Bank, Shinhan Securities, Shinhan Asset Trust, and AUM of Shinhan Asset Management, Shinhan REITs, Shinhan Venture Investment are included

NOTE 2 Net Profit before reflecting ownership

NOTE 3 Shinhan AI had been fully liquidated in July 2024.

SFG traces its roots back to 1982 with the establishment of Shinhan Bank. Since then, SFG has achieved sustained growth through continued innovation. In 2001, it transitioned to a holding company structure, subsequently expanding into a major financial group through the acquisitions of Good Morning Securities(2002), Choheung Bank(2003) and LG Card(2007). While achieving substantial qualitative growth and enhancing both corporate and shareholder value, the SFG is also committed to its mission of *'Compassionate Finance, your companion for the future'* to foster mutual growth for customers, businesses, and the society as whole through its core business operations.


Consolidated Net Income (Unit : KRW tn)
Consolidated Total Asset (Unit : KRW tn)
0.22
0.60
0.36
1.05
1.56
1.82
2.40
2.02
1.31
2.68
3.10
2.32
1.90
2.08
2.37
2.78
2.92
3.16
3.40
3.42
4.02
4.67
4.37
56.3
66.8
139.2
146.9
160.9
178.7
222.2
264.0
255.0
267.6
288.0
304.9
311.3
338.0
370.5
395.7
426.3
459.6
552.4
605.3
648.2
664.2
691.8
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022 1
2023
Establishment of SFG
Acquisition of GMS Securities
Acquisition of Choheung Bank
Acquisition of Shinhan Life
Integrated SHB launched
Acquisition of LG Card
Acquisition of Shinhan Data System
Acquisition of Shinhan Savings Bank
Acquisition of Shinhan Aitas
Establishment of Shinhan REITs
Acquisition of Orange Life and Asia Trust
Integrated Shinhan Life launched
Acquisition of Shinhan EZ General Insurance

NOTE 1 FY2022 figures are restated in accordance with IFRS-17. (When applying IFRS-4, consolidated net income is KRW 4.64 trillion, and consolidated total asset is KRW 675.9 trillion for FY2022.)

02 Corporate Value-up Plan

1. Analysis
2. Metrix
3. Targets
4. Planning
5. Engagement
6. Governance

SFG's Historical ROE and PBR Trend

Since establishment (2001)

- Early 2000s
  - High ROE & PBR above 1.0
- 2008 - 2013
  - ROE 7~13%, PBR 0.7~1.0
- Ultra low interest rate environment
  - Drifting ROE 7~10%, PBR decrease

SFG has strived to generate stable profit and reach highest ROE among Korean financial groups
Despite fulfilling proactive shareholder return policy, PBR continues to remain low level

- \`20: First among domestic peers to disclose mid-term financial goal
- \`21: First among domestic peers to Started quarterly dividend
- \`22: Disclosed mid-term goal update; First among domestic peers to incorporate ROTCE as a key metric
- \`22: Pioneered adoption of shareholder return policy; Regular equal quarterly dividends
- \`23: Promote consistent shareholder return policy
- \`24: Reset mid-term goal to reflect ROC in KPI and remuneration


ROE (%)
PBR (multiple)
Prior to GFC
Ultra low interest rate environment post GFC
13.7
17.6
8.7
15.8
23.0
19.2
16.8
12.4
6.7
11.9
12.6
9.3
7.2
7.5
8.0
9.2
9.2
9.4
9.4
8.4
9.2
10.0
8.6
KRW 25tn
1.65
1.00
1.02
0.96
1.41
1.57
0.67
0.99
1.01
0.77
0.70
0.81
0.72
0.61
0.69
0.71
0.52
0.51
0.38
0.40
0.37
0.39
0.45
Market Capitalization
\`01
\`02
\`03
\`04
\`05
\`06
\`07
\`08
\`09
\`10
\`11
\`12
\`13
\`14
\`15
\`16
\`17
\`18
\`19
\`20
\`21
\`22
\`23
Jun \`24

NOTE ROE: Return on Equity, ROA: Return on Asset, PBR: Price Book value Ratio, ROTCE: Return on Tangible Common Equity, ROC: Return on Group Capital, GFC: Global Financial Crisis

Under-valued PBR

PBR/ROE Comparison


PBR
Relatively
Low ROE/High PBR
Relatively
High ROE/High PBR
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
US
Singapore
Japan
Hong Kong
China
Shinhan
Korea
Relatively
High ROE/Low PBR
0.00
5.00
10.00
15.00
20.00
ROE

※ Major financial institutions[1] average, as of 2023
(Source: Bloomberg, Company disclosures)

Theoretical PBR


0.90
1.0
Gap
0.45
Current
PBR
Theoretical
PBR
PBR 1x

※ Current : As of June 2024

Earning Power vs. Market Cap.


Market Cap.
(KRW tn)
Current vs. end of 2019
35.0
30.0
25.0
20.0
15.0
10.0
Company A
Market Cap.
19Wtn→32Wtn
Current
Shinhan
Market Cap.
20Wtn→25Wtn
As end of
2019
Company B
Market Cap.
11Wtn→18Wtn
Net Income
(KRW tn)
2.30
3.30
4.30
5.30

※ Current: June 2024, Net Income: End of 2023

- Compared to its global peers, **PBR of Korean financial institutions and SFG is low, at around 0.4x**
  - US, Singapore, HK has high ROE and PBR
  - **Japan** has **high PBR despite low ROE**

- **Current PBR of 0.45x** is undervalued than the theoretical PBR of 0.9x(when assuming recurring ROE of 9% and COE[1] of 10%)
- Low shareholder returns and uncertainty over improvement in profitability including future ROE is assessed to be the key factor

- As end of 2019, SFG had the largest market cap. among its peers[1]
- Since to 2019, SFG's **market cap. growth** over net income growth had been **low compared to its peers**

NOTE 1 US: JPM/GS/WF/BOA, Singapore: DBS/OCBC/UOB
HK: HSBC, Japan: MUFG/MIZUHO/SMBC
China: ICBC/CCB/ABC

NOTE 1 COE: Cost of Equity

NOTE 1 Domestic major financial groups

Low ROE in comparison to COE

ROE Trend


Recurring ROE
(Unit:%)
COE 10%
9.41
8.43
9.17
9.96
9.17
8.61
2019
2020
2021
2022
2023

※ 2022 figures restated in accordance with IFRS17

ROE and ROTCE Comparison


(Unit:%)
ROTCE 9.87
ROE 8.61
9.18
9.03
8.28
SFG
A
B
C

※ ROE: As of FY2023 (Source: Company disclosures)
ROTCE : Calculated figure[1]

ROA Comparison


(Unit:%)
0.66
0.65
0.59
0.54
SFG
A
B
C

※ As of FY2023 (Source: Company disclosures)

- Current **COE is around 10%**
- Recurring ROE for FY2023 was between the high 8~9%, which **relatively low considering current COE levels**

- Compared to its peers, SFG's **ROTCE**, which measures the rate of return on tangible equity, **is the highest, although its ROE is relatively low**
- Although SFG's ROE dropped by about 30bp due to changes incurred by IFRS17, it is expected to normalize in the future through insurance discount rate adjustments, etc.

- **ROA**, which is the key measurement for ROE improvement, is at **0.66% as end of 2023**, which **is relatively high in comparison to domestic peers**

NOTE 1 Non-recurring items for 2022:
- one-off gain on Shinhan Securities HQ building sales

NOTE 1 ROTCE = Return on common equity / (common equity – intangible asset)

Shareholder Return Comparison

Global Peer Comparison


80%
52%
43%
39%
36%
SFG
US
JPN
SGP
HK

※ Major financial institutions[1] average, as of 2023
(Source: Bloomberg, Company disclosures)

Historical Trend


SFG
36.0%
A
B
30.0%
26.0%
23.5%
26.0%
2019
2020
2021
2022
2023

※ As of 2023 (Source: Company disclosures)

Domestic Peer Comparison


Share Cancellation
Dividends
Shareholder Return Ratio
36.0%
37.7%
33.0%
33.8%
0.49
1.09
0.57
1.17
0.15
0.98
0.10
0.75
SFG
A
B
C

※ As of 2023 (Source: Company disclosures)

- Despite increasing shareholder return ratio to 36% in FY23, **SFG's shareholder return ratio still falls short of global peers**
- Considering **shareholder return ratio of global institutions with PBR 1x above is around 50%**, continuous improvement in shareholder return ratio is necessary

- **SFG was a pioneer in commencing shareholder return policy**
  Especially, the first domestic institution to payout regular equal quarterly dividends
- Local peers quickly followed SFG's shareholder return policy and ratio after 2023 onwards

- **SFG's shareholder return ratio exceeds 30%,** the average return ratio of major Korean financial institutions in 2023
- With SFG leading the efforts, Korean financial institutions **started to implement share buyback and cancellations**, and **shifted** from cash payout-only policy **to shareholder return policy**

NOTE 1 US: JPM/GS/WF/BOA, Singapore: DBS/OCBC/UOB
HK: HSBC, Japan: MUFG/MIZUHO/SMBC
China: ICBC/CCB/ABC

Low Share Price and Per Share Value due to Relatively Larger Number of Shares

Market Cap. & Share Price Comparison

Share price = Market Cap. ÷ # of Shares


Compared to SFG
Share Price
KRW 48,150
+63%
+26%
-69%
SFG
A
B
C

Gap vs. SFG

Market Cap.	+29%	-28%	-56%
# of Shares	-21%	-43%	+46%

※ As end of June 2024

BPS and BV Comparison

BPS = BV ÷ # of Floating Shares


Compared to SFG
BPS
KRW 104,769
+44%
+30%
-60%
SFG
A
B
C

Gap vs. SFG

BV	+6%	-27%	-41%
# of Shares	-26%	-44%	+47%

※ As of 2023, BV: Controlling shareholders equity (Source: Public Disclosures)

TBPS and TBV Comparison

TBPS = TBV ÷ # of Floating Shares


Compared to SFG
TBPS
KRW 92,642
+57%
+44%
-56%
SFG
A
B
C

Gap vs. SFG

TBV	+16%	-19%	-35%
# of Shares	-26%	-44%	+47%

※ As of 2023, TBV: Controlling shareholders equity – Intangible Asset (Source : Public Disclosures)

- **Due to a higher number of shares** compared to peers, **there is a larger disparity in share price relative to market capitalization**
  - Despite small difference in profitability, larger gap in share price relative to market cap. occurs
  - Even with higher market cap. backed by higher profitability, share price performance is relatively weaker due to larger number of shares

- When comparing SFG and company A, despite small difference in net asset size, **wider BPS gap occurs due to number of shares**
- **SFG is aims to reduce number of shares** as in the case when PBR is the same, lower BPS will have negative impact on share prices

- As in the case of Citi and JP Morgan, SFG is **operating and monitoring Shadow KPI based on TBPS**
- Making efforts to improve TBPS through reduction in number of shares

NOTE BPS: Book value Per Share
BV: Book value

NOTE TBPS: Tangible Book value Per Share
TBV: Tangible Book Value

Selecting Key Indicators for ‘Corporate Valuation Enhancement based on Capital Return Improvement’

Key indicators for SFG’s sustainable *Value-up Plan* based on improved capital returns

- Key indicators are ① ROE, ROTCE & CET1 Ratio, ② Shareholder Return Ratio, ③ Number of Shares and TBPS

	1	2	3
Obstacles	▪ Low PBR compared to global and domestic peers ▪ Share price hovering below theoretical PBR levels ▪ Low ROE in comparison to COE ▪ Tightened capital regulations	▪ Low Shareholder Return Ratio compared to global peers ▪ Slow improvement in Shareholder Return Ratio	▪ Large number of shares compared to domestic peers ▪ Relatively low book value per share
Target Direction	Stable CET1 Ratio based ROE and ROTCE enhancement	Tangible Shareholder Return Policy	Increase TBPS by reducing number of shares
Indicators	ROE, ROTCE, CET1 Ratio	Shareholder Return Ratio	TBPS, Number of Shares

Mid-term Target

Mid-term target set as ROE 10%, ROTCE 11.5%, and CET1 Ratio above 13%
Aim to increase shareholder return ratio to 50% and improve TBPS by reducing the number of shares to 450 million shares by 2027

ROE improvement based valuation enhancement*

		FY23	Mid-term Target (FY2027)	Financial Policy Direction
1 Stable CET1 Ratio based on ROE · ROTCE enhancement	ROE	8.6%	10%	ROE ≥ COE
	ROTCE	9.9%	11.5%	
	CET1 Ratio	13.17%	13%+	Secure sufficient loss absorbtion capability (150bp+ buffer on top of regulatory min.)
2 Tangible Shareholder Return Policy	Shareholder Return Ratio	36.0%	50% level	Flexible implementation of shareholder return per PBR phases
3 Increase TBPS by reducing number of shares	TBPS	KRW 92,642	KRW 130,000	
	# of Shares	513mn	450 million	

* SFG's Mid and Long-term target aims to increase value among stakeholders including **shareholders, customers, employees, and the society**

※ The above may be adjusted based on economic conditions, regulatory changes, and business operating conditions. If adjustments are necessary, sufficient communication will be provided.

Target Setting Rationale_① ROE, ROTCE and CET1 Ratio

Set mid-term ROE target of 10% considering COE of 10% and aim to improve recurring ROE

Target CET1 Ratio is changed from 12% to 13% to reflect stress capital buffer (max 2.5%) and countercyclical capital buffer (1%)

ROE/ROTCE


ROTCE
ROE
11.5%
ROE ≥ COE
10.0%
COE
10%1)
Recurring ROE 9.0%
ROTCE
9.9%
ROE
8.6%
FY2023
Mid-term Target

NOTE 1 COE(Cost of Equity) calculation is by considering both internal figures and figures from major global security firms. Capital Asset Pricing Model is adopted for internal calculations

CET1 Ratio


13.0%
12.0%
1.5%
Internal Buffer1)
1.5%
1.5%
11.5%
2.5%
Stress Capital Buffer2)
2.5%
2.5%
Regulatory Requirement 8%
Regulatory Requirement 9%
1.0%
Countercyclical Buffer 1.0%
CCB
2.5%
G-SIB/
D-SIB3)
1.0%
8.0%
Minimum Required Capital
4.5%
Previous Mid-term Target
(Set on Aug 2022)
New
Mid-term Target

NOTE 1 Internal buffer is for unforeseen business uncertainties such as financial crisis, and to drive business strategies including M&As

NOTE 2 Assume maximum level(2.5%) of Stress Capital Buffer(SCB). Finalized SCB is expected at the end of 2024. SCB is to be determined through annual assessment

NOTE 3 D-SIB or G-SIB : Required additional capital upon appointed as Domestic or Global Systematically Important Bank

Target Setting Rationale_② Shareholder Return Ratio, TBPS and Number of Shares

Given the high correlation between PBR and Shareholder Return Ratio, SFG aims to increase its Shareholder Return Ratio to 50%
(Global financial institutions with PBR 1x above have Shareholder Return Ratios exceeding 50%)
Plans to increase TBPS by decreasing total number of shares to below 500 million by the end of 2024,
and further aiming for a mid-term reduction to 450 million by 2027

Shareholder Return Ratio

Raise shareholder return ratio to come closer to that of global peers


PBR
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Singapore
US
PBR 1.0
Shareholder Return Ratio
50%
Japan
Shinhan
Korea
0.00
20.00
40.00
60.00
80.00
Shareholder Return Ratio

※ Major financial institutions[1] average, as of 2023 (Source: Bloomberg, Company disclosures)

TBPS and Number of Shares

Increase TBPS by decreasing the number of shares


TBPS
KRW 77,978
KRW 94,635
KRW 130,000
# of Shares
534mn
Share Buyback
and Cancellation
COVID +39mn
GFC +78mn
AFC +75mn
M&A (Orange Life) +125mn (21mn)
509mn
Share Buyback
and Cancellation
500mn↓
Share Buyback
and Cancellation
450mn
End of 2021
2024.1Q
End of 2024
End of 2027

(Including conversion of CPS in May 2023)

NOTE 1 US: JPM/GS/WF/BOA, Singapore: DBS/OCBC/UOB
Japan: MUFG/MIZUHO/SMBC, China: ICBC/CCB/ABC

PBR/ROE Logic Tree

Increasing PBR requires not only efficient capital costs and growth, but also a focus on enhancing ROE
For ROE enhancement, sub-tasks and plans have been established by separating ROE to ROA and leverage

PBR Enhancement

$$PBR\uparrow = \frac{\overset{01}{ROE\uparrow}}{(\overset{02}{COE\downarrow} - \overset{03}{g\uparrow})}$$

→ **Maximize Shareholder Value**


ROE
PBR > 1
+ Growth
Expectations
10%
ROE
Enhancement
Cost of Capital
Efficiency
10%
0%
COE

01 ROE (ROA × Leverage)

ROA (NI/Asset)

- **Total Return** (Operating Income Before Expenses / Total Asset)
  - Increase profitability by focusing on non-interest income, capital markets business, and overseas business
  - Replace low-profit assets with high-profit assets
- **Net Profit Margin** (Net Income / Operating Income Before Expenses)
  - Effort to increase cost efficiency
  - Credit risk(credit cost) management

Leverage (Total Asset / Total Capital)

- Increase capital efficiency through higher shareholder returns
- Business portfolio restructuring including inorganic methods from valuation enhancement perspective

02 Increase Cost of Equity Efficiency

Effort to reduce Cost of Equity

- Reduce volatility in performance (Alignment with the financial sector, reduce individual risks)

03 Create Growth Expectation

g : Create permanent growth expectation

- Stable income generation from core businesses, continued strategic invests in future business opportunities
- Create social value and bolster sustainable corporate management

※ Above tasks are included in the established Mid-term Key Strategy Agenda

SFG Key Initiatives

- Seek growth opportunities in line with Key Initiatives
  - Customer-centric, Capital market/Overseas businesses, Digital capability, HR competitiveness, ESG management

Establishment and Operation of ROTCE – ROC Value Chain

Establish ROC management system for subsidiaries to increase capital returns and manage CET1 ratio at a stable level
Reflecting "RWA management" and "Efficient capital allocation" in KPI and remuneration scheme for strengthened execution

ROTCE – ROC Value Chain Enhanced 'Execution'

Enhance ROTCE by managing ROC per subsidiary, and establish and operate a "Plan-Evaluation-Reward Value Chain" per organization (SFG-Subsidiaries-Managements)


Plan
KPI
Pay*
SFG
Subsidiaries
Mgn't *
Value-Chain

* In addition to ROTCE and ROC, indicator related to shareholder valuation is also reflected in mgn't KPI and remuneration

① Short-term performance KPI and remuneration scheme
-Total Shares Return, ROE, ROTCE, ROC, etc.

② Long-term performance KPI and remuneration scheme
- Relative share price performance, ROE, ROTCE, ROC, etc.

ROTCE Profitability indicator for tangible common equity

$\frac{\text{SFG NI}}{\text{TCE}}$

※ Tangible Common Equity(TCE): Equity less intangible equity including goodwill

ROC Profitability indicator on capital allocated to each subsidiary

$\frac{\text{Subsidiary NI}}{\text{Distributed capital per subsidiary}}$

※ Distributed capital per subsidiary: SFG's regulatory capital distributed to each subsidiary

ROC Sub-tasks

Manage portfolio and increase ROC by drawing tasks per Capital Light / Capital Intensive areas of business


ROC
1
2
3
4
Capital Light Area
High Profitability Area
Low Profitability Area
Capital Allocation by Risk Appetite

01. Strengthen capital light areas of business
02. Increase resources on businesses with high ROC
03. Improve ROC of businesses within low profitability area
04. Reduce businesses and products that are fundamentally less profitable
05. Improve structural efficiency in RWA management

NOTE ROTCE: Return on Tangible Common Equity, ROC: Return on Group Capital
TSR: Total Shareholder Return

NOTE Capital Light Area: Business requiring relatively low capital to generate profit (e.g. fee businesses)
Capital Intensive Area: Business requiring relatively high capital to generate profit
RWA: Risk Weighted Asset

Tangible Shareholder Return Policy

Promote shareholder return policy with consistency and speed; execute a flexible shareholder return policy at each PBR stage

01 Consistent Shareholder Return Policy

- 01. Continue enhance Shareholder Return Ratio
- 02. Regular payouts of equal quarterly dividends
- 03. Simultaneous cash dividends and share buyback and cancellation
- 04. Increase dividend per share and total dividend amount every year[1]

\+

02 Meaningful Execution of Shareholder Return Policy


Shareholder Return Ratio
36~40%
50%
2024
2027
Control Number of Shares
500mn↓
450mn
2024
2027

03 Differentiated Shareholder Return Strategy at each PBR Stage

PBR of 0.8x or less

- Shareholder return policy focused on share buyback and cancellation
- Gradual increase of DPS[2] and total dividend payout volume

PBR of 0.8x to1.0x

PBR above 1.0x

- Gradual enhancement of shareholder return, flexible growth strategy through retained earnings
- Gradual increase of DPS and dividend payout ratio

04 Improved Dividend Policy


Prior Policy
Increase DPS + Total Dividend Amount
Maintain and Increase DPS
Maintain previous year's total dividend amount
Increase total dividend amount
+α
Impact from decreased share count (Share cancellation)
Previous Year DPS
(Example: 2024)
DPS
(2025)

※ The above may be adjusted based on economic conditions, regulatory changes, and business operating conditions. If adjustments are necessary, sufficient communication will be provided.

NOTE 1 Plan to reflect increase in both DPS and total dividend payout amount from 2025 onwards

NOTE 2 DPS: Dividends per share

BOD Review on Shareholder Engagement

Engagement History

SFG regularly discloses business results through annual general shareholders' meeting and quarterly business results briefings.
Annually, SFG facilitates over 450 engagement opportunities between the management, the BOD, and investors through various channels including one-on-one and group meetings, NDRs, investor conferences, and BOD roundtables.

	Annual General Meeting	Quarterly Business Results	IR Communication		Total
			C-level	BOD	
2021	1	4	459	21	485
2022	1	4	464	5	474
2023	1	4	465	10	480

Execution Plan

01 Strengthen bilateral communication between investors and managements

- ✓ Respond to issues in a timely manner, and strengthen internal communications for efficient delivery of investor feedback
- ✓ Expand bilateral communication channels, including Analyst Day and BOD Roundtable

02 Expand investor engagement pool

- ✓ Acquire new investors based on shareholder list analysis
- ✓ Strength communication with investors on AGM and proxy related matters

03 Strengthen disclosure process for more transparent communication

- ✓ Expand disclosure contents regarding value-up program
- ✓ Strengthen disclosure process by adopting responsibilities map

BOD Review

BOD discussion and resolution results regarding the reviewed Value-up Plan are to be communicated

BOD Resolution on the engagement plan (`24.7.26) → Continuous quarterly monitoring on engagement results → BOD resolution on the reviewed Value-up Plan on annual basis

Governance Updates and Improvement Plan

SFG currently complies with 86.7% of the key indicators in 「Korea Corporate Governance Guidelines[1]」, and aims to establish transparent governance through ongoing enhancements and operational improvements.

Governance Key indicator Compliance Details

(SFG fulfills 13 out of 15 key indicators, and compliance rate is at 86.7%)

Key Indicator	SFG Compliance Details ("O" if fulfilled)	
Shareholders' Meeting notice 4 weeks in prior	-	Notification 3 weeks in prior[2] (Notified Mar 5, '24, Meeting Mar 26, '24)
Adopt electrical voting	O	At 24th General Shareholders' Meeting
Not holding General Meeting on the most concentrated dates	O	Meeting date : Mar 26, 2024 Concentrated dates : Mar 22,27,29, 2024
Cumulative voting	O	AOI does not limit cumulative voting, but shareholders have not demanded before
Provide prediction on dividends	O	In 2023, SFG amended AOI to provide prediction on dividends, and follow process of fix dividend size and payout
At least 1 or more dividend policy & plan notice on annual basis	O	Update dividend, treasury stock cancellation status and mid-term shareholder return policy through a disclosure and present payout status on the official web.
Separate BOD Chairman and CEO	O	Appointed independent director as a BOD Chair (YOON Jaewon)
Gender diversity at BOD	O	Currently 3 female independent directors (KIM Joseol, SONG Seongjoo, YOON Jaewon)

Key Indicator	SFG Compliance Details ("O" if fulfilled)	
Establish & operate internal control policy including risk management	O	Operates regulation · policy related to risk management, internal control, internal accounting management and disclosure
Group CEO succession plan in place	O	Operates Group CEO recommendation committee based on Group CEO succession policy
Unqualified C-level appointment prevention policy	O	Appointment based on 'Act on corporate governance of financial companies' and internal regulation (Ethics, professionalism, managerial capability)
Independent internal audit dept.	O	Operates Audit Dept. which supports Audit Committee, and the Committee decides internal audit officer(executive director) appointment/removal and evaluation
Accounting/finance professionals working at internal audit dept.	O	Accounting/finance professional : KWAK Su Keun, YOON Jaewon
At least 1 or more meetings per quarter hosted by external auditor	-	Conducts a private session on semiannual basis without management attendance
Procedure to access key business related information	O	Able to access business operation related information in accordance with Audit Committee regulation

Governance Enhancement Plan

Meeting between external auditor and internal audit departments/committees without management attendance

- ✓ Conduct Audit Committee Meeting, at least once a quarter, for external auditor to review financial statements and year-end audit results
- ✓ Currently conducts private session between Audit Committee and External Auditor, plans to expand to quarterly basis

NOTE 1 Korea Corporate Governance Report Guidelines : Enacted by Korea Exchange(KRX)

NOTE 2 The Korea Commercial Act stipulates that a notice of convocation must be given at least two (2) weeks prior to the general meeting of shareholders.

Shinhan Financial Group